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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                        HAVERTY FURNITURE COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   419596-20-0
                                 --------------
                                 (CUSIP Number)


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                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                                Page 2 of 6

================================================================================
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Frank S. McGaughey, Jr.
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|

                                                                    (b) |_|
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  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       0
         OWNED BY
           EACH
         REPORTING
          PERSON             ---------------------------------------------------
           WITH                6 SHARED VOTING POWER
                                          0
                             ---------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                          0
                             ---------------------------------------------------
                               8 SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               0%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

               IN
================================================================================

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                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                                Page 3 of 6


     THIS AMENDMENT NO. 2 TO SCHEDULE 13G AMENDS THE INITIAL SCHEDULE 13G FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1998 AND AMENDMENT NO. 1 THERETO FILED ON FEBRUARY 14, 2000.

ITEM 1(A).    NAME OF ISSUER:

         Haverty Furniture Companies, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         780 Johnson Ferry Road, Suite 800, Atlanta, Georgia  30342

ITEM 2(A).    NAME OF PERSONS FILING:

         Frank S. McGaughey, Jr. Mr. McGaughey was formerly the general partner of Ridge Partners, L.P., a Georgia limited partnership ("Ridge Partners"), and as general partner he disclaimed beneficial ownership of the shares of Common Stock beneficially owned by Ridge Partners, except to the extent of his general partnership interest. On April 22, 2004, Mr. McGaughey transferred his general partnership interest in Ridge Partners and as of the date hereof, Mr. McGaughey no longer has any general partnership interest in Ridge Partners.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Mr. McGaughey: 3180 Lemons Ridge, Atlanta, Georgia  30339

ITEM 2(C).    CITIZENSHIP:

         Mr. McGaughey is a citizen of the United States of America

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

          Class A Common Stock, $1.00 par value per share

ITEM 2(E).    CUSIP NUMBER:

         419596-20-0

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS:

         N/A

ITEM 4.  OWNERSHIP AS OF APRIL 22, 2004:

         (a)  Amount beneficially owned:  0

         (b)  Percent of class:  0%

         (c)  Number of shares as to which such person has

              (i)    sole power to vote or direct the vote:  0

              (ii)   shared power to vote or direct the vote: 0

              (iii)  sole power to dispose or to direct the disposition of:  0

              (iv)   shared power to dispose or direct the disposition of:  0

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                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                                Page 4 of 6

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         See Exhibit A.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              /s/ Frank S. McGaughey, Jr.
                                              ---------------------------------
                                                 Frank S. McGaughey, Jr.



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                                    EXHIBIT A

                         NOTICE OF DISSOLUTION OF GROUP


Mr. McGaughey was formerly the general partner of Ridge Partners, L.P., a Georgia limited partnership ("Ridge Partners"), and as general partner he disclaimed beneficial ownership of the shares of Common Stock beneficially owned by Ridge Partners, except to the extent of his general partnership interest. On April 22, 2004, Mr. McGaughey transferred his general partnership interest in Ridge Partners and as of the date hereof, Mr. McGaughey no longer has any general partnership interest in Ridge Partners.